Ex. 77.E.

LEGAL PROCEEDINGS

1. Tribune Company

Harbor Mid Cap Value Fund has been named as a defendant and/or as a putative member of a proposed defendant class in Kirschner v.
FitzSimons (In re Tribune Co.), No. 12-2652 (S.D.N.Y.) (the 'FitzSimons action'); Deutsche Bank v. Ohlson Enterprises, No. 12-0064 (S.D.N.Y.)
(the 'Deutsche Bank action'); and Niese v. ABN AMRO Clearing Chicago LLC, No. 12-0555 (S.D.N.Y.) (the 'Niese action'), as a result of its ownership of shares in the Tribune Company ('Tribune') in 2007, when Tribune effected a leveraged buyout transaction ('LBO') by which Tribune converted to a privately-held company. The plaintiffs in these lawsuits have alleged that, in connection with the LBO, insiders and shareholders were paid for their Tribune stock using financing that the insiders knew would, and ultimately did, leave Tribune insolvent. The plaintiffs have asserted claims for fraudulent conveyance against Harbor Mid Cap Value Fund and other former Tribune shareholders.

All three lawsuits have been consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding
In re Tribune Co. Fraudulent Conveyance Litig., No. 11-2296 (S.D.N.Y.) (the 'MDL Proceeding').

On September 23, 2013, the District Court granted the defendants' omnibus motion to dismiss the Deutsche Bank and Niese actions, on the basis that the plaintiffs lacked standing. On September 30, 2013, the plaintiffs filed a notice of appeal of the September 23 order. On October 28, 2013, the defendants filed a joint notice of cross-appeal of that same order. On March 29, 2016, the U.S. Court of Appeals for the Second Circuit issued its opinion on the appeal of the Deutsche Bank and Niese actions. The appeals court affirmed the district court's dismissal of those lawsuits, but on different grounds than the district court. The appeals court held that while the plaintiffs have standing under the U.S. Bankruptcy Code, their claims were preempted by Section 546(e) of the Bankruptcy Code-the statutory safe harbor for settlement payments.

On May 23, 2014, the defendants filed motions to dismiss the FitzSimons action, including a global motion to dismiss Count I, which is the claim brought against former Tribune shareholders for intentional fraudulent conveyance under U.S. federal law.The Court has not yet issued a decision on any of these motions.

None of these lawsuits alleges any wrongdoing on the part of Harbor Mid
Cap Value Fund. Harbor Mid Cap Value Fund held shares of Tribune and tendered these shares as part of Tribune's LBO. The value of the proceeds received by Harbor Mid Cap Value Fund was approximately $299,000. Harbor Mid Cap Value Fund's cost basis in the shares of Tribune was approximately $262,000. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Fund's net asset value.

2. Lyondell Chemical Company

In October 2011, Harbor Capital received subpoenas in connection with two cases: Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1 (In re Lyondell Co.), No. 10-4609 (Bankr. S.D.N.Y.) (the 'Creditor Trust action') and Weisfelner, as Trustee of the LB Litigation Trust
v. A. Holmes&H.Holmes TTEE (In re Lyondell Co.),No. 10-5525
(Bankr. S.D.N.Y.) (the 'LitigationTrust action'). Both cases, and a related case entitled Weisfelner, as Trustee of the LB Creditor
Trust v. Reichman, No. 12-1570 (Bankr. S.D.N.Y.)
(the 'Reichman action'), arise out of the bankruptcy of Lyondell Chemical Company ('Lyondell'), shares of which were previously owned by Harbor Mid Cap Value Fund. Similar to the claims made in the Tribune matter, these actions seek to have set aside and recovered as fraudulent transfers from former Lyondell shareholders the consideration paid to them pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007. Lyondell filed for bankruptcy in 2008.

The Litigation Trust action and the Reichman action name classes of defendants of persons or entities that received proceeds from the Lyondell merger transaction, and the Creditor Trust action names hundreds of anonymously identified defendants. Because Harbor Mid
Cap Value Fund was a beneficial owner of Lyondell stock and received proceeds from the Lyondell merger transaction, it is possible that Harbor Mid Cap Value Fund will be identified as a defendant or is already captured within the definition of the putative classes in the Litigation Trust action orReichman action. It may also be one of the anonymously identified defendants in the Creditor Trust action.

On May 8, 2014, the plaintiff in the Litigation Trust action filed a motion to certify the defendant class generally comprised of all former Lyondell shareholders that received proceeds in exchange for their shares in the 2007 merger transaction.

On July 30, 2014, the defendants filed a motion to dismiss these lawsuits. The Bankruptcy Court held oral argument on the motions to dismiss and on the motion for class certification on January 14 and January 15, 2015. On September 15, 2015, the Bankruptcy Court denied the motion for class certification without prejudice to the plaintiff's right to file a renewed motion.

On November 18, 2015, the Court granted the defendants' motion to dismiss the Litigation Trust action and denied their motion to dismiss the Creditor Trust and Reichman actions. The Litigation
Trust action is now over, but the plaintiff has appealed the dismissal to the U.S. District Court for the Southern District of New York.
On May 4, 2016, the defendants filed a motion to dismiss, or in the alternative, for a stay of, the Creditor Trust and Reichman actions in light of the U.S. Court of Appeals for the Second Circuit's opinion in the appeal of the Tribune Deutsche Bank and Niese actions. The Bankruptcy Court has not yet issued a decision on the motion. Discovery has commenced, and will continue, in the Creditor Trust and Reichman actions while the May 4 motion is pending.

None of these lawsuits alleges any wrongdoing on the part of Harbor Mid Cap Value Fund. Harbor Mid Cap Value Fund received approximately $1,439,000 in cash proceeds from the cash out merger. Harbor Mid Cap Value Fund's cost basis in the shares of Lyondell was approximately $931,000. At this stage of the proceedings, Harbor Mid Cap Value Fund is not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Fund's net asset value.